EXHIBIT 99.1

GOLD STANDARD HAS RETAINED SAN DIEGO TORREY HILLS CAPITAL AS INVESTOR RELATIONS CONSULTANTS TO THE COMPANY.

May 16, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announced today that Effective May 16, 2014, Gold Standard has retained San Diego Torrey Hills Capital, Inc. (“Torrey Hills”) to act as investor relations consultants to the Company.
Torrey Hills Capital is a leading investor and financial public relations firm specializing in small and micro-cap companies, primarily in the natural resource sector. Torrey Hills Capital will increase awareness about Gold Standard through its established relationships with investment professionals, investment advisors, and money managers focused on the microcap market space. This will allow Gold Standard to build and maintain an informed investor audience in both the U.S and Canadian marketplace. Torrey Hills Capital will also develop a profile on Gold Standard for coverage on its website, www.babybulls.com, a website developed to showcase and provide exposure for emerging micro-cap companies to an audience of proven micro-cap investors.
Torrey Hills Capital has been engaged for an initial term of six months at a monthly fee of US$8,500.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.
Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com